Exhibit 99.1

Ad hoc release according to article 17 para. 1 MAR

Planegg/Munich, Germany, August 1, 2020

Ad hoc: FDA Approves Monjuvi® (tafasitamab-cxix) in Combination with Lenalidomide for the Treatment of Adult Patients with Relapsed or Refractory Diffuse Large B-cell Lymphoma (DLBCL)

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) today announces that the U.S. Food and Drug Administration (FDA) has approved Monjuvi® (tafasitamab-cxix) in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). Monjuvi, a humanized Fc-modified cytolytic CD19-targeting monoclonal antibody, has been approved under accelerated approval by the U.S. FDA based on overall response rate (ORR). Continued approval may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). The FDA decision represents the first approval of a second-line treatment for adult patients who progressed during or after first-line therapy.

The FDA approval was based on data from the MorphoSys-sponsored Phase 2 L-MIND study, an open label, multicenter, single arm trial of Monjuvi in combination with lenalidomide as a treatment for adult patients with relapsed or refractory DLBCL. The FDA previously granted Fast Track and Breakthrough Therapy Designation for this combination in relapsed or refractory DLBCL, and the Biologics License Application (BLA) for Monjuvi was granted Priority Review and approved under the FDA’s Accelerated Approval program.

Monjuvi is expected to be commercially available in the United States shortly. MorphoSys and its partner Incyte (Nasdaq: INCY) will co-commercialize Monjuvi in the United States. Incyte has exclusive commercialization rights outside the United States.

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END OF AD HOC RELEASE

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding tafasitamab’s ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of tafasitamab. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “would,” “could,” “potential,” “possible,” “hope” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys’ business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys

Dr. Anja Pomrehn

Senior Vice President

Tel: +49 (0) 89 / 899 27-26972

Anja.Pomrehn@morphosys.com

Dr. Julia Neugebauer

Director

Tel.: +49 (0) 89 / 899 27-179

Julia.Neugebauer@morphosys.com